UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
      Washington, D.C. 20549


SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS
 FILED PURSUANT TO RULE 13d-1(a)

Chiron Corporation
 ------------------------------------------------
(Name of Issuer)

Common Stock, $0.01 par value
 ------------------------------------------------
(Title of Class of Securities)


170040109
------------------------------------------------
 (CUSIP Number)

Michael Rosenbaum
CAM North America, LLC
399 Park Avenue
New York, NY 10043
212-559-3627
------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2006
 ------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e),

240.13d-1(f) or 240.13d-1(g) check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemedto be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Actbut shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13D

CUSIP NO. 170040109

1. Name Of Reporting Person: CAM North America, LLC
     Tax Identification No: 01-0846058

2. Check The Appropriate Box If A Member Of A Group
(a)    [X]
(b)    [   ]

3. Sec Use Only

4. Source Of Funds:  OO

5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e): [ ]

6. Place Of Organization:  Delaware


Number of shares beneficially owned by Reporting Person with:

7. Sole Voting Power:   - 0 -

8. Shared Voting Power Beneficially:  10,881,199

9. Sole Dispositive Power:  - 0 -

10. Shared Dispositive Power: 13,836,317


11. Aggregate Amount Beneficially Owned By Reporting Person: 13,836,317

12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares:[  ]

13. Percent Of Class Represented By Amount In Row (11): 7.02%

14. Type Of Reporting Person:  IA
 -----------------------------------------------------------------------------

SCHEDULE 13D

CUSIP NO. 170040109

1. Name Of Reporting Person: Smith Barney Fund Management LLC
    Tax Identification No: 13-2616913

2. Check The Appropriate Box If A Member Of A Group
(a)    [X]
(b)    [   ]

3. Sec Use Only

4. Source Of Funds:  OO

5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e): [ ]

6.  Place Of Organization:  Delaware


Number of shares beneficially owned by Reporting Person with:

7.     Sole Voting Power:   - 0 -

8.     Shared Voting Power Beneficially:  8,764,065

9.      Sole Dispositive Power:  - 0 -

10.     Shared Dispositive Power: 8,764,065


11. Aggregate Amount Beneficially Owned By Reporting Person: 8,764,065

12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares [  ]

13. Percent Of Class Represented By Amount In Row (11): 4.45%

14. Type Of Reporting Person: IA
 -----------------------------------------------------------------------------

SCHEDULE 13D

CUSIP NO. 170040109

1. Name Of Reporting Person: Salomon Brothers Asset Management Inc Tax Identification No: 13-3440564

2. Check The Appropriate Box If A Member Of A Group*
(a)    [X]
(b)    [   ]

3. Sec Use Only

4. Source Of Funds:  OO

5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e): [ ]

6. Place Of Organization:  Delaware


Number of shares beneficially owned by Reporting Person with:

7. Sole Voting Power: - 0 -

8. Shared Voting Power Beneficially:  92,913

9. Sole Dispositive Power: - 0 -

10. Shared Dispositive Power: 92,913


11. Aggregate Amount Beneficially Owned By Reporting Person: 92,913

12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares: [  ]

13. Percent Of Class Represented By Amount In Row (11): 0.05%

14. Type Of Reporting Person:  IA
 -----------------------------------------------------------------------------



ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the Common Stock $0.01 par value (the "Common Stock")of Chiron Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4560 Horton Street, Emeryville, CA 94608.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is filed jointly by CAM North America, LLC ("CAM NA"), Smith Barney Fund Management LLC ("SBFM") and Salomon Brothers Asset Management Inc ("SaBAM", and together with CAM NA and SBFM, the "Reporting Persons"). Each of CAM NA and SBFM is a Delaware limited liability company, and SaBAM is a Delawarecorporation. Each of CAM NA, SBFM and SaBAM is a registered investment adviser under the Investment Advisers Act of 1940 ("Advisers Act") with its principal office located at 399 Park Avenue - 4th Floor, New York, NY 10022.

Except as described below, none of the entities identified in this Item 2 has during the past five years been convicted in any criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment , decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On May 31, 2005, the Securities and Exchange Commission (the "SEC") issued an order in connection with the settlement of an administrative proceeding against SBFM and Citigroup Global Markets, Inc. ("CGM") relating to the appointment of an affiliated transfer agent for the Smith Barney family of mutual funds
(the "Smith Barney Funds"). At the time the order was issued, SBFM was an affiliate of CGM.

The SEC order finds that SBFM and CGM willfully violated Section 206(1) of the Advisers Act. Specifically, the order finds that SBFM and CGM knowingly or recklessly failed to disclose to the Boards of the Smith Barney Funds in 1999 when proposing a new transfer agent arrangement with an affiliated transfer agent that: First Data Investors Services Group ("First Data"), the Smith Barney Funds' then-existing transfer agent, had offered to continue as transfer agent and do the same work for substantially less money than before; and that Citigroup Asset Management, then a Citigroup business unit that included the Smith Barney Funds' investment manager and other investment advisory companies, had entered into a side letter with First Data under which Citigroup Asset Management agreed to recommend the appointment of First Data as sub-transfer agent to the affiliated transfer agent in exchange, among other things, for a guarantee by First Data of specified amounts of asset management and investment banking fees to Citigroup Asset Management and CGM. The order also finds that SBFM and CGM willfully violated Section 206(2) of the Advisers Act by virtue of the omissions discussed above and other misrepresentations and omissions in the materials provided to the Smith Barney Funds' Boards, including the failure to make clear that the affiliated transfer agent would earn a high profit for performing limited functions while First Data continued to perform almost all of the transfer agent functions, and the suggestion that the proposed arrangement was in the Smith Barney Funds' best interests and that no viable alternatives existed. SBFM and CGM do not admit or deny any wrongdoing or liability. The settlement does not establish wrongdoing or liability for purposes of any other proceeding.

The SEC censured SBFM and CGM and ordered them to cease and desist from violations of Sections 206(1) and 206(2) of the Advisers Act. The order requires Citigroup to pay $208.1 million, including $109 million in disgorgement of profits, $19.1 million in interest, and a civil money penalty of $80 million. Approximately $24.4 million has already been paid to the Smith Barney Funds, primarily through fee waivers. The remaining $183.7 million, including the penalty, has been paid to the U.S. Treasury and will be distributed pursuant to a plan to be prepared by Citigroup and submitted within 90 days of the entry of the order for approval by the SEC. The order also requires that transfer agency fees received from the Smith Barney Funds since December 1, 2004 less certain expenses be placed in escrow and provides that a portion of such fees may be subsequently distributed in accordance with the terms of the order.

The order requires SBFM to recommend a new transfer agent contract to the Smith Barney Fund Boards within 180 days of the entry of the order; if a Citigroup affiliate submits a proposal to serve as transfer agent or sub-transfer agent, an independent monitor must be engaged at the expense of SBFM and CGM to oversee a competitive bidding process. Under the order, Citigroup also must comply with an amended version of a vendor policy that Citigroup instituted in August 2004. That policy, as amended, among other things, requires that when requested by a Smith Barney Fund Board, Citigroup Asset Management will retain at its own expense an independent consulting expert to advise and assist the Board on the selection of certain service providers affiliated with Citigroup.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funds used for the purchase of the Issuer's securities were funds in certain investment advisory accounts managed by the Reporting Persons. The aggregate funds used by the Reporting Persons to make the purchases were $948,579,731.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons have acquired the Issuer's Common Stock for investment purposes on behalf of certain investment advisory accounts, and such purchases have been made in the Reporting Persons' ordinary course of business as investment advisers.

Depending on the Reporting Persons' assessment of future developments, one or more of the Reporting Persons may acquire additional securities of the Issuer or may determine to sell or otherwise dispose of all or some holdings in the Issuer.

On November 25, 2005, the Issuer filed a Schedule 14A with the Commission regarding the acquisition by Novartis of all of the outstanding shares of the Issuer not already owned by Novartis at a price of $45 per share (the "Transaction").

On January 25, 2006, CAM NA, on behalf of itself and certain affiliated advisers, sent a letter (the "Letter") to Howard H. Pien, Chairman of the Board of Directors and Chief Executive Officer of the Issuer, stating that they believed the merger consideration of $45 in cash per Chiron share being offered by Novartis in the proposed Transaction is financially inadequate. The Letter further stated that CAM NA and such affiliated advisers intend to vote against the proposed Transaction. A copy of the Letter is attached as Exhibit B to this
Schedule 13D and is incorporated herein by reference.

On April 3, 2006, CAM NA, on behalf of itself and certain affiliated advisers, entered into the letter agreement attached hereto as Exhibit C regarding the voting of Chiron common shares in connection with the increase in merger consideration from $45 to $48 in cash per share of Chiron common stock (the "Letter Agreement").

Subject to the Letter Agreement, the Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for the Reporting Persons named in Item 2.

As of the date hereof, CAM NA is the beneficial owner of 13,836,317 shares of Common Stock, representing approximately 7.02% of the Issuer's outstanding Common Stock, SBFM is the beneficial owner of 8,764,065 shares of Common Stock, representing approximately 4.45% of the Issuer's outstanding Common Stock, and SaBAM is the beneficial owner of 92,913 shares of Common Stock, representing approximately 0.05% of the Issuer's outstanding Common Stock.

All percentages set forth in this Schedule 13D are based upon the Issuer's reported 197,154,517 outstanding shares of Common Stock reported in the Issuer's Form 10-K for the Fiscal Year ended December 31, 2005.

(c) The following table sets forth the Reporting Persons' transactions in the shares of Common Stock of the Issuer during the sixty (60) days preceding the date of this report:

Reporting  Date   Shares  Price   Transaction
Person
CAMNA   2/2/2006  5,646   45.61 Open Market Sale
CAMNA   2/3/2006  5,312   45.61 Open Market Sale
CAMNA   2/3/2006    327   45.63 Open Market Purchase
CAMNA   2/3/2006     72   45.56 Open Market Purchase
CAMNA   2/6/2006  6,061   45.56 Open Market Sale
CAMNA   2/6/2006     30   45.64 Open Market Purchase
SBFM    2/6/2006    354   45.53 Open Market Sale
CAMNA   2/7/2006  7,259   45.79 Open Market Sale
CAMNA   2/8/2006  4,835   45.66 Open Market Sale
CAMNA   2/9/2006 11,426   45.56 Open Market Sale
CAMNA   2/9/2006     45   45.52 Open Market Purchase
CAMNA   2/10/2006  5,600  45.60 Open Market Sale
CAMNA   2/10/2006     75  45.75 Open Market Purchase
CAMNA   2/13/2006  6,923  45.53 Open Market Sale
CAMNA   2/14/2006  7,842  45.34 Open Market Sale
CAMNA   2/14/2006      5  45.39 Open Market Purchase
CAMNA   2/15/2006  5,670  45.36 Open Market Sale
CAMNA   2/15/2006     45  45.37 Open Market Purchase
CAMNA   2/16/2006  6,557  45.45 Open Market Sale
CAMNA   2/17/2006  6,602  45.44 Open Market Sale
CAMNA   2/21/2006 10,195  45.18 Open Market Sale
CAMNA   2/22/2006  8,192  45.46 Open Market Sale
CAMNA   2/22/2006     40  45.39 Open Market Purchase
CAMNA   2/23/2006  6,316  45.48 Open Market Sale
CAMNA   2/23/2006     30  45.52 Open Market Purchase
CAMNA   2/24/2006  4,932  45.45 Open Market Sale
CAMNA   2/24/2006     85  45.49 Open Market Purchase
CAMNA   2/27/2006 21,517  45.56 Open Market Sale
SBFM    2/27/2006    252  45.53 Open Market Sale
CAMNA   2/28/2006  5,642  45.58 Open Market Sale
CAMNA   2/28/2006    195  45.59 Open Market Purchase
SBFM    2/28/2006 15,500  45.57 Open Market Sale
CAMNA   3/1/2006   5,151  45.61 Open Market Sale
CAMNA   3/2/2006   5,704  45.52 Open Market Sale
CAMNA   3/3/2006   6,683  45.36 Open Market Sale
CAMNA   3/3/2006       5  45.44 Open Market Purchase
CAMNA   3/6/2006   4,435  45.27 Open Market Sale
CAMNA   3/6/2006      30  44.18 Open Market Purchase
CAMNA   3/7/2006   7,987  45.32 Open Market Sale
CAMNA   3/7/2006       5  45.25 Open Market Purchase
CAMNA   3/8/2006   6,376  45.43 Open Market Sale
CAMNA   3/9/2006   4,893  45.31 Open Market Sale
CAMNA   3/9/2006      55  45.27 Open Market Purchase
CAMNA   3/10/2006  6,552  45.29 Open Market Sale
CAMNA   3/13/2006  6,190  45.29 Open Market Sale
CAMNA   3/14/2006 10,450  45.48 Open Market Sale
CAMNA   3/15/2006  6,010  45.63 Open Market Sale
CAMNA   3/16/2006  5,608  45.57 Open Market Sale
CAMNA   3/16/2006     25  45.51 Open Market Purchase
CAMNA   3/17/2006 10,765  45.78 Open Market Sale
CAMNA   3/20/2006  7,670  45.64 Open Market Sale
SBFM    3/20/2006     55  45.77 Open Market Purchase
CAMNA   3/21/2006  8,951  45.72 Open Market Sale
CAMNA   3/21/2006     65  45.50 Open Market Purchase
SBFM    3/21/2006  6,100  45.72 Open Market Purchase
SBFM    3/21/2006     60  45.65 Open Market Sale
CAMNA   3/22/2006  6,513  45.71 Open Market Sale
CAMNA   3/22/2006     15  45.70 Open Market Purchase
CAMNA   3/23/2006  8,056  45.71 Open Market Sale
CAMNA   3/23/2006     22  45.72 Open Market Purchase
CAMNA   3/24/2006  6,953  45.77 Open Market Sale
CAMNA   3/24/2006    100  45.84 Open Market Purchase
CAMNA   3/27/2006  8,108  45.72 Open Market Sale
CAMNA   3/27/2006     85  45.77 Open Market Purchase
CAMNA   3/28/2006  9,704  45.75  pen Market Sale
CAMNA   3/29/2006  9,939  45.76 Open Market Sale
CAMNA   3/30/2006  5,823  45.75 Open Market Sale
SBFM    3/30/2006    174  45.87 Open Market Sale


(d) and (e): Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TOSECURITIES OF THE ISSUER

Other than as described elsewhere in this Schedule 13D, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to theCommon Stock which are required to be described hereunder.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

A) Joint Filing Agreement
B) Letter from CAM NA dated January 25, 2006 to the Issuer.
C) Letter Agreement















SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 3, 2006

CAM North America, LLC



By:  /s/ George Shively
     George Shively, Secretary


Smith Barney Fund Management LLC



By:  /s/ Michael Kocur
     Michael Kocur, Assistant Secretary


Salomon Brothers Asset Management Inc



By:  /s/ George Shively
     George Shively, Secretary






























Exhibit A

JOINT FILING UNDERTAKING

This Joint Filing Agreement confirms the agreement by and among the undersigned parties that the Schedule 13D is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

Date:  April 3, 2006

CAM North America, LLC



By:  /s/ George Shively
     George Shively, Secretary


Smith Barney Fund Management LLC



By:  /s/ Michael Kocur
     Michael Kocur, Assistant Secretary


Salomon Brothers Asset Management Inc



By:  /s/ George Shively
     George Shively, Secretary




Exhibit B

LETTER

January 25, 2006

By Overnight Delivery

Mr. Howard H. Pien
Chairman of the Board and Chief Executive Officer
Chiron Corporation
4560 Horton Street
Emeryville, California 94608

Re:  Proposed Acquisition of Chiron Corporation By Novartis International AG

Dear Mr. Pien:

CAM North America, LLC and/or certain affiliated entities
(collectively, "CAM") serve as adviser to various advisory clients that have been long-term shareholders of Chiron Corporation ("Chiron"), dating back to 1986. Included among these clients is the Smith Barney Aggressive Growth Fund(. Currently, certain of CAM's advisory clients' accounts own approximately 23,225,857 shares of Chiron common stock( representing 12.32% of all Chiron common shares outstanding and 21.26% of the shares held by shareholders other than Novartis International AG ("Novartis").

As we have informed you previously, we believe the merger consideration offered by Novartis of $45 in cash per Chiron share is financially inadequate; therefore, in keeping with our obligations to act in the best interest of clients, we cannot support this transaction and intend to vote against the proposed acquisition of Chiron by Novartis.

Very truly yours,



Richard A. Freeman
Managing Director
CAM North America, LLC


cc: Daniel L. Vasella, Chairman and Chief Executive Officer, Novartis Raymund Breu, Director, Chiron
Vaughn D. Bryson, Director, Chiron
Lewis W. Coleman, Director, Chiron
Pierre E. Douaze, Director, Chiron
J. Richard Fredericks, Director, Chiron
Paul L. Herrling, Director, Chiron
Denise O'Leary, Director, Chiron
Edward E. Penhoet, Director, Chiron
Pieter J. Strijkert, Director, Chiron



(Under a licensing agreement between Citigroup and Legg Mason, the names of funds, the names of any classes of shares of funds, and the names of investment advisers of funds, as well as all logos, trademarks and service marks related to Citigroup or any of its affiliates ("Citi Marks") are licensed for use by Legg Mason Citi Marks include, but are not limited to, "Smith Barney," "Salomon Brothers," "Citi," "Citigroup Asset Management," and "Davis Skaggs Investment Management," Legg Mason and its affiliates, as well as the fund's investment adviser, are not affiliated with Citigroup.

All Citi Marks are owned by Citigroup, and are licensed for use until no later than one year after the date of the licensing agreement.

(Of those shares, CAM has sole or shared voting power over at least 22,386,057 shares.)









Exhibit C

Novartis Corporation
608 Fifth Avenue
New York, NY 10020


CAM North America, LLC
399 Park Avenue
New York, NY 10043
Attention: Brian Posner, President and Chief Executive Officer


April 3, 2006

Dear Mr. Posner:

Reference is made to (1) that certain Agreement and Plan of Merger, dated as of October 30, 2005, by and among Chiron Corporation, a Delaware corporation ("Chiron"), Novartis Corporation, a New York corporation ("Novartis Corp"), Novartis Biotech Partnership, Inc., a Delaware corporation and a wholly owned indirect subsidiary of Novartis AG, a Swiss corporation ("Novartis AG") and an indirect subsidiary of Novartis Corp, and, solely for purposes of Section
10.14 thereof, Novartis AG (as it may be amended, supplemented, modified or waived from time to time, the "Merger Agreement"), and (2) the Schedule 13D/A (the "Schedule 13D") relating to Chiron filed by CAM North America, LLC ("CAM") and certain other filing persons with the U.S. Securities and Exchange Commission on January 26, 2006.

Pursuant to our recent discussions, in consideration of and subject to Novartis Corp and Chiron agreeing to amend the Merger Agreement (as so amended, the "Amended Merger Agreement") to provide for an increase in the Merger Consideration (as defined in the Merger Agreement) from $45.00 to $48.00 in cash per share of Chiron common stock, par value $0.01 per share (the "Chiron Common Shares"), CAM hereby agrees as follows:

1. Contemporaneously with the public announcement of the Amended Merger Agreement, CAM intends and will use its reasonable best efforts to file or cause to be filed an amendment to the Schedule 13D stating that CAM, Smith Barney Fund Management LLC and Salomon Brothers Asset Management Inc. (Smith Barney Fund Management LLC and Salomon Brothers Asset Management Inc. hereinafter referred to as the "Other Entities") support the Amended Merger Agreement and, subject to fiduciary and/or regulatory obligations, will vote or cause to be voted all of the Chiron Common Shares owned by CAM or the Other Entities or over which CAM or the Other Entities has voting authority or control in favor of the proposal to adopt the Amended Merger Agreement at the special meeting of Chiron's stockholders to be convened and held on April 19, 2006 (or in no event later than April 21, 2006 or, in the event of comments or request for a longer solicitation period by the Securities and Exchange Commission or its staff, in no event later than May 12,
2006) to consider adoption of the Amended Merger Agreement
(the "Special Meeting"). CAM acknowledges that the Amended Merger Agreement may not be subject to the affirmative vote of a majority of the outstanding shares of Common Stock excluding shares of Common Stock owned by the Novartis Companies.

2. At the Special Meeting, CAM, subject to fiduciary and/or regulatory obligations, will vote or cause to be voted all of the Chiron Common Shares owned by CAM or the Other Entities or over which CAM or the Other Entities has voting authority or control in favor of the proposal to adopt the Amended Merger Agreement at the Special Meeting, to the extent such Special Meeting is convened and held on April 19, 2006 (or in no event later than April 21, 2006 or, in the event of comments or request for a longer solicitation period by the Securities and Exchange Commission or its staff, in no event later than May 12, 2006).

3. From and after the date hereof and through the completion of the Special Meeting, to the extent such Special Meeting is convened and held on April 19, 2006 (or in no event later than April 21, 2006 or, in the event of comments or request for a longer solicitation period by the Securities and Exchange Commission or its staff, in no event later than May 12, 2006), CAM, subject to fiduciary and/or regulatory obligations and any sales or redemptions generated by fiduciary accounts and/or mutual funds managed by it, will cause no action to be taken that would result in CAM or the Other Entities losing the power to vote or control the voting of the Chiron Common Shares over which any of them has voting authority or control as of the date hereof.


This letter agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and performed in such State, without regard to the conflicts of laws rules of such State.

This letter agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument and all such counterparts shall together constitute the same agreement.

*****


If the foregoing properly reflects our agreement, please so indicate by acknowledging and agreeing below.


Very truly yours,



NOVARTIS CORPORATION

By:
Name: Wayne P. Merkelson
Title: Vice President and Associate General Counsel



Acknowledged and agreed this 3rd day of April 2006:


CAM NORTH AMERICA LLC


By:
Name: Brian Posner
Title: President and Chief Executive Officer


CHIRON CORPORATION


By:
Name:  Howard H. Pien
Title: Chairman of the Board and Chief Executive Officer